

FAMLT 2004-1

Credit Risk Manager Report

June 2004

The information contained in this Report is based upon a specific point in time and reflects performance solely through that point in time. It does not forecast the performance of the portfolio in the future. The information in this Report is not investment advice concerning a particular portfolio or security, and no mention of a particular security in this Report constitutes a recommendation to buy, sell, or hold that or any other security.

The Report is based upon information provided to The Murrayhill Company by third parties and therefore The Murrayhill Company cannot, and does not, warrant that the information contained in this Report is accurate or complete.

Table of Contents

Section One
Transaction Summary



Transaction Summary

Closing Date	528/04
Depositor	Structured Asset Securities Corporation
Trustee	US Bank
Master Servicer	Aurora Loan Services
Servicers	Ocwen
Mortgage Insurer	Mortgage Guaranty Insurance Corporation
Delinquency Reporting Method	OTS[1]

Collateral Summary

	Closing Date	5/31/2004[2]	5/31/2004 as a Percentage of Closing Date
Collateral Balance	$901,385,426	$325,760,778	36.14%
Loan Count	5,166	1,869	36.18%

This information does not include 3,297 loans that the servicer will provide data for in June. Murrayhill will report on these loans in the July report.

Collateral Statistics

	Loan Count	Summed Balance
Repurchases[3]	0	$ 0
First Payment Defaults	3	$ 654,100
Early Payment Defaults [4]	0	$ 0
Multiple Loans to One Borrower	0	$ 0

Second Lien Statistics

	Loan Count	Summed Balance
Outstanding Second Lien Loans	161	$ 9,367,232
30 Days Delinquent	1	$ 73,000
60 Days Delinquent	0	$ -
90+ Days Delinquent	0	$ -

---

[1] OTS Method: A current loan becomes 30 days delinquent if the scheduled payment is not made by the close of business on the corresponding day of the following month. Similarly for 60 days delinquent and the second immediately succeeding month and 90 days delinquent and the third immediately succeeding month.

[2] These figures are based upon information provided to Murrayhill by the servicers on a monthly basis.

[3] Refers to loans repurchased in the current month

[4] A default that occurs on the second or third scheduled payment

Section Two
Prepayment Premium Analysis

Reconciliation of Prepayment Premiums for FAMLT 2004-1
Mortgage Data Through: May 31, 2004

Section 1: *Prepayment premiums collected by the servicer and remitted to the trustee. This information is reported to Murrayhill by the servicer each month.*

	Trustee Remittance Date
	25-Jun-04
Servicers	$139,493

Section 2: *Prepayment premiums remitted to the P Class by the trustee. This information is taken from the statement to Certificateholders prepared by the trustee.*

	Trustee Remittance Date
	25-Jun-04
P Class	$139,493

Section 3: *Reconciliation of the amounts remitted by the servicer to the trustee, and the amount remitted to the P Classholders by the trustee.*

Amount remitted by servicer:	$139,493
Amount remitted to the P Class:	$139,493
Difference:*	$0

Aggregate Paid Off Loans Report for FAMLT 2004-1

Mortgage Data Through: May 31, 2004

Distribution Date	25-Jun-04
Loans with Active Prepayment Flags that Remitted Premiums (A)	24
Loans without Prepayment Flags that Remitted Premiums	0
Total Loans that Remitted Premiums (B)	24
Loans with Active Prepayment Flags (C)	26
Loans without Prepayment Flags that Remitted Premiums	0
Subtotal (D)	26
Premiums Remitted with Active Prepayment Flags (A/C)	92.31%
Total Loans that Remitted Premiums to the Subtotal (B/D)	92.31%
Total Paid Off Loans (E)	51
Total Loans that Remitted Premiums to the Total Paid Off Loans (B/E)	47%

Paid Off Loans Exception Report for FAMLT 2004-1
Mortgage Data Through: May 31, 2004

Total Paid Off Loans with Flags	26
Less Exceptions:	
Loans with Expired Prepayment Clauses (as stated in the Note)*	0
Loans that Liquidated from REO*	0
Loans with Discrepancies between the Data File and the Note	0
Defaulted Liquidated Loans that Could Not Have Collected Premiums because of the Acceleration of the Debt*	0
Loans that Liquidated Through Loss Mitigation Efforts*	0
Total Paid Off Loans with Active Prepayment Flags (C)	**26**
Other Exceptions:	
Paid Off Loans that Did Not Collect Premiums because of State Statutes	0
Paid Off Loans with Active Prepayment Flags that Have Not Remitted Premiums	2

* **These categories are mutually exclusive.**

Paid off Loans With Prepayment Flags for FAMLT 2004-1

Mortgage Data Through: May 31, 2004

Loan Number	Delinquency String	Origination Date	PPP Flag	Exp. Date	Payoff Balance	PPP Remitted	% of Premium to Payoff Balance	No Premium Collected, w/ Flag	PPP Collected, No Flag	Comments
3522286	0	12/22/2003	3	12/22/2006	$ 126,000	$ -	0%			Awaiting a response from the servicer
3522547	0	1/7/2004	3	1/7/2007	$ 234,000	$ -	0%			Awaiting a response from the servicer
3522387	0	12/17/2003	2	12/17/2005	$ 93,100	$ 3,525	4%			
3522530	0	12/22/2003	2	12/22/2005	$ 323,000	$ 9,949	3%			
3522097	0	12/26/2003	2	12/26/2005	$ 107,000	$ 3,257	3%			
3522433	0	12/29/2003	2	12/29/2005	$ 363,800	$ 9,787	3%			
3522322	0	12/29/2003	2	12/29/2005	$ 418,000	$ 9,806	2%			
3522592	0	12/30/2003	2	12/30/2005	$ 204,750	$ 6,523	3%			
3522535	0	1/12/2004	2	1/12/2006	$ 280,000	$ 5,088	2%			
3522416	0	1/13/2004	2	1/13/2006	$ 108,700	$ 3,797	3%			
3522459	0	1/13/2004	2	1/13/2006	$ 187,500	$ 5,802	3%			
3522611	0	1/14/2004	2	1/14/2006	$ 117,000	$ 4,316	4%			
3522516	0	1/20/2004	2	1/20/2006	$ 132,300	$ 3,699	3%			
3522526	0	1/21/2004	2	1/21/2006	$ 315,500	$ 16,662	5%			
3522638	0	1/22/2004	2	1/22/2006	$ 166,600	$ 1,662	1%			
3522613	0	1/29/2004	2	1/29/2006	$ 49,500	$ 495	1%			
3522658	0	1/30/2004	2	1/30/2006	$ 51,000	$ 2,116	4%			
3522679	0	1/30/2004	2	1/30/2006	$ 204,000	$ 6,016	3%			
3522054	0	2/5/2004	2	2/5/2006	$ 80,100	$ 801	1%			
3522113	0	2/5/2004	2	2/5/2006	$ 467,500	$ 11,655	2%			
3522420	0	2/6/2004	2	2/6/2006	$ 228,000	$ 6,368	3%			
4944794	0	3/24/2004	2	3/24/2006	$ 272,555	$ 3,201	1%			
4943474	0	3/26/2004	2	3/26/2006	$ 49,233	$ 2,463	5%			
3522550	0	1/6/2004	3	1/6/2007	$ 455,000	$ 10,879	2%			
3522117	0	1/23/2004	3	1/23/2007	$ 339,980	$ 9,333	3%			
3522084	0	2/3/2004	3	2/3/2007	$ 66,500	$ 2,292	3%			

Section Three

Loan-Level Report

Loan-Level Report Definitions

- **FICO®:**   Represents the borrower's credit score at the time of securitization/origination.

- **Last Paid Date:**   Either the interest paid-through date or the last contractually due payment made by the borrower. Murrayhill uses this date to calculate delinquencies.

- **Valuation:**   Represents what is believed to be the most accurate known value of a property based on Murrayhill's internal formulas. Several value appraisals may exist for a property, yet only what is believed to be the most accurate value according to these formulas is shown on the report. When no value is available, a valuation known as an "internal estimate" is calculated according to an internal formula that adjusts the original value of the property by the Housing Price Index (HPI) and a discount based on credit class.

- **Liquidation Date:**   Murrayhill's internal estimate of the date on which the loan will liquidate if it proceeds through foreclosure and REO. This date takes into consideration servicing and state foreclosure timelines, as well as an estimated REO marketing period.

- **Estimated Loss/(Gain):**   Murrayhill's internal estimate of the loss (or gain) that the loan will experience if it liquidates on the Liquidation Date.

- **Delinquency Status:**   Indicates the monthly payment and delinquency history for an individual loan. The right-most character specifies the last known delinquency status, according to the following:

    - **C**   The contractually due payment arrived on time.
    - **3**   The contractually due payment had not arrived within thirty days.
    - **6**   The contractually due payment had not arrived within sixty days.
    - **9**   The contractually due payment had not arrived within ninety days.
    - **F**   The property is in the process of foreclosure.
    - **R**   The property is real estate owned (REO).
    - **0**   The mortgage has either liquidated or been paid off.

- **Delinquency Method:**   The delinquencies for this security are calculated according to the OTS method: a current loan becomes 30 days delinquent if the scheduled payment is not made by the close of business on the corresponding day of the following month.

FAMLT 2004-1 Loan-Level Report

Mortgage Data Through: May 31, 2004

Watchlist

Loan Number	Lien Group	State FICO®	First Pmt. Last Paid Dt.	Valuation Valuation Date	Orig. Appr. Current Value	Orig Amount Current Bal	OLTV CLTV	Severity MI Type	Liq. Date Coverage	Est (Gain)/Loss * MI Certificate	Delinquency Status
4943682	2	CO	4/1/2004	Internal Estimate	$365,000	$73,000	100%	-261.94%	2/1/2005	($191,222)	C3
		668	3/1/2004	3/31/2004	$277,400	$73,000	26%				Monitor

Default Reason: (Unknown)

7/12/2004   This loan is a first payment default.

Loan Number	Lien Group	State FICO®	First Pmt. Last Paid Dt.	Valuation Valuation Date	Orig. Appr. Current Value	Orig Amount Current Bal	OLTV CLTV	Severity MI Type	Liq. Date Coverage	Est (Gain)/Loss * MI Certificate	Delinquency Status
4943955	1	CA	4/1/2004	Internal Estimate	$140,000	$105,000	75%	12.60%	3/1/2005	$13,236	C3
		503	3/1/2004	3/31/2004	$106,400	$105,000	99%				Monitor

Default Reason: (Unknown)

7/12/2004   This loan is a first payment default.

Loan Number	Lien Group	State FICO®	First Pmt. Last Paid Dt.	Valuation Valuation Date	Orig. Appr. Current Value	Orig Amount Current Bal	OLTV CLTV	Severity MI Type	Liq. Date Coverage	Est (Gain)/Loss * MI Certificate	Delinquency Status
4945013	1	MI	4/1/2004	Internal Estimate	$529,000	$476,100	90%	26.16%	5/1/2005	$124,590	C3
		641	3/1/2004	3/31/2004	$402,040	$476,100	118%				Monitor

Default Reason: (Unknown)

7/12/2004   This loan is a first payment default.

* The estimated loss includes estimated mortgage insurance proceeds where applicable.

Section Four

Analytics

FAMLT 2004-1 FICO Distribution by Status

FICO is a registered trademark of Fair Isaac Corporation

Mortgage Data Through: May 31, 2004



Status	# of Loans	Average	Std. Deviation
Current	1,866	609	56.58
Delinquent	3	604	88.50
Paid Off	7	644	40.37
Total:	1,876		

FAMLT 2004-1 Loan-to-Value Distribution by Status

Mortgage Data Through: May 31, 2004



Loan-To-Value Range

■ Current   ■ Delinquent   □ Paid Off

Status	# of Loans	Average	Std. Deviation
Current	1,866	82.53%	11.46%
Delinquent	3	88.25%	12.62%
Paid Off	7	79.33%	11.65%
Total:	1,876		

FAMLT 2004-1 Balance Distribution by Status

Mortgage Data Through: May 31, 2004



Status	# of Loans	Average	Std. Deviation
Current	1,866	$174,226.52	$139,165.32
Delinquent	3	$218,033.33	$224,064.28
Total:	1,869		

FAMLT 2004-1 Mortgage Type Distribution by Status

Mortgage Data Through: May 31, 2004



| Current | Delinquent | Paid Off |

Mortgage Type	Loan Count	Total Balance	Avg. Balance	Std. Deviation
ARM	1,392	$267,755,115.47	$192,352.81	$145,705.63
Fixed	484	$58,005,662.35	$119,846.41	$101,930.93
Total:	1,876	$325,760,777.82		

FAMLT 2004-1 Mortgage Term Distribution By Status

Mortgage Data Through: May 31, 2004



Legend: Current | Delinquent | Paid Off

# of Loans	Other	120	180	240	360
1,876	0	0	204	0	1,672

FAMLT 2004-1 Mortgage Purpose Distribution

Mortgage Data Through: May 31, 2004

Origination Statistics	Current Loans	Delinquent Loans	Paid Off Loans
Number of Loans: 5,166	Number of Loans: 1,866	Number of Loans: 3	Number of Loans: 7

   

   

Purpose	Number	Percentage	Purpose	Number	Percentage	Purpose	Number	Percentage	Purpose	Number	Percentage
Cash-out refinance	1,580	30.6%	Cash-out refinance	586	31.4%	Cash-out refinance	0	0.0%	Cash-out refinance	5	71.4%
Purchase	2,411	46.7%	Purchase	849	45.5%	Purchase	2	66.7%	Purchase	2	28.6%
Rate/term	400	7.7%	Rate/term	144	7.7%	Rate/term	0	0.0%	Rate/term	0	0.0%
Home	0	0.0%	Home	0	0.0%	Home	0	0.0%	Home	0	0.0%
Other	775	15.0%	Other	287	15.4%	Other	1	33.3%	Other	0	0.0%
Total	5,166	100%	Total	1,866	100%	Total	3	100%	Total	7	100%

FAMLT 2004-1 Ownership Distribution by Status

Mortgage Data Through: May 31, 2004



Legend: Current | Delinquent | Paid Off

Title	# of Loans
Investment Home	270
Primary Home	1,591
Second Home	15
Total:	1,876

FAMLT 2004-1 Delinquent Count Over Time

Mortgage Data Through: May 31, 2004



3.5
3
2.5
2
1.5
1
0.5
0
5/31/2004
30 Days
60 Days
90 Days
Foreclosure
REO

Total Count in Status

As Of Date	30 Days	60 Days	90 Days	Foreclosure	REO
5/31/2004	3	0	0	0	0



Total Balance in Status

As Of Date	30 Days	60 Days	90 Days	Foreclosure	REO
5/31/2004	$ 654,100	$ -	$ -	$ -	$ -

FAMLT 2004-1 Historical SDA Performance

Mortgage Data Through: May 31, 2004

theMurrayhillcompany



0.04%
0.03%
0.02%
0.01%
0.00%
5/31/2004
CDR (F-R)
SDA Curve

Date	Weighted Average Age	Default Amt	Monthly Default Rate	CDR (F-R)	SDA Curve	SDA %
31-May-04	1.88	$0	0.00%	0.00%	0.04%	0%
Averages:	**1.88**	**$0**	**0.00%**	**0.00%**	**0.04%**	**0%**